TTBD, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES — Software revenue	$ 166,112
EXPENSES:	
General and administrative expenses	31,680
Regulatory fees and other expenses	50,033
Total expenses	81,713
NET INCOME	$ 84,399

See notes to financial statements.